# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freenome, Inc., CIK 0002017526
CUSIP: 35661P100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001656629

## Reporting persons
- AH Bio Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,327,525; shared voting power 0; sole dispositive power 3,327,525; shared dispositive power 0; aggregate amount beneficially owned 3,327,525 (3.1% of the class)
- AH Equity Partners Bio I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,327,525; shared voting power 0; sole dispositive power 3,327,525; shared dispositive power 0; aggregate amount beneficially owned 3,327,525 (3.1% of the class)
- Andreessen Horowitz LSV Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,038,814; shared voting power 0; sole dispositive power 1,038,814; shared dispositive power 0; aggregate amount beneficially owned 1,038,814 (1% of the class)
- AH Equity Partners LSV II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,038,814; shared voting power 0; sole dispositive power 1,038,814; shared dispositive power 0; aggregate amount beneficially owned 1,038,814 (1% of the class)
- CLF Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,207; shared voting power 0; sole dispositive power 6,207; shared dispositive power 0; aggregate amount beneficially owned 6,207 (0% of the class)
- AH Equity Partners V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,207; shared voting power 0; sole dispositive power 6,207; shared dispositive power 0; aggregate amount beneficially owned 6,207 (0% of the class)
- AH Parallel Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,199,053; shared voting power 0; sole dispositive power 1,199,053; shared dispositive power 0; aggregate amount beneficially owned 1,199,053 (1.1% of the class)
- AH Equity Partners IV (Parallel), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,199,053; shared voting power 0; sole dispositive power 1,199,053; shared dispositive power 0; aggregate amount beneficially owned 1,199,053 (1.1% of the class)
- Marc L. Andreessen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,571,599; sole dispositive power 0; shared dispositive power 5,571,599; aggregate amount beneficially owned 5,571,599 (5.2% of the class)
- Benjamin A. Horowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,571,599; sole dispositive power 0; shared dispositive power 5,571,599; aggregate amount beneficially owned 5,571,599 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Freenome, Inc.
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, CA, 94005.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

AH Bio Fund I, L.P. ("AH Bio I")
AH Equity Partners Bio I, L.L.C. ("AH EP Bio I")
Andreessen Horowitz LSV Fund II, L.P. ("AH LSV II")
AH Equity Partners LSV II, L.L.C. ("AH Equity LSV II")
CLF Partners, LP ("CLF")
AH Equity Partners V, L.L.C. ("AH EP V")
AH Parallel Fund IV, L.P. ("AH Parallel IV")
AH Equity Partners IV (Parallel), L.L.C. ("AH Equity IV Parallel")
Mark Andreessen ("Andreessen")
Benjamin Horowitz ("Horowitz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship: All of the entities were organized in Delaware. Andreessen and Horowitz are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 3,327,525 shares of common stock directly held by AH Bio I for itself and as nominee of AH Bio Fund I-B, L.P. ("AH Bio I-B"); (ii) 1,038,814 shares of common stock directly held by AH LSV II for itself and as nominee of Andreessen Horowitz LSV Fund II-B, L.P. ("AH LSV II-B") and Andreessen Horowitz LSV Fund II-Q, L.P. ("AH LSV II-Q"); (iii) 6,207 shares of common stock directly held by CLF; and (iv) 1,199,053 shares of common stock directly held by AH Parallel IV for itself and as nominee of AH Parallel Fund IV-A, L.P. ("AH Parallel IV-A"), AH Parallel Fund IV-B, L.P. ("AH Parallel IV-B") and AH Parallel Fund IV-Q, L.P. ("AH Parallel IV-Q").

AH EP Bio I is the general partner of AH Bio I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee of AH Bio I-B. Andreessen and Horowitz are managing members of AH EP Bio I and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH Bio I for itself and as nominee.

AH Equity LSV II is the general partner of AH LSV II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee of AH LSV II-B and AH LSV II-Q. Andreessen and Horowitz are managing members of AH Equity LSV II and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH LSV II for itself and as nominee.

AH EP V is the general partner of CLF and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by CLF. Andreessen and Horowitz are managing members of AH EP V and may be deemed to have shared voting and shared dispositive power over the shares held of record by CLF.

AH Equity IV Parallel is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee of AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Andreessen and Horowitz are managing members of AH Equity IV Parallel and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH Parallel IV for itself and as nominee.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 107,446,814 shares of common stock outstanding as of July 20, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 24, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of AH Bio I, AH Bio I-B, AH LSV II, AH LSV II-B, AH LSV II-Q, CLF, AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q and the limited liability company agreements of AH EP Bio I, AH Equity LSV II, AH EP V and AH Equity IV Parallel, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney for Marc L. Andreessen, dated June 23, 2023.

Exhibit 24.2 Power of Attorney for Benjamin A. Horowitz, dated June 22, 2023.

Exhibit 99.1 Joint Filing Agreement

## Signatures
- AH Bio Fund I, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio I, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (07/27/2026)
- AH Equity Partners Bio I, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (07/27/2026)
- Andreessen Horowitz LSV Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (07/27/2026)
- AH Equity Partners LSV II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (07/27/2026)
- CLF Partners, LP: /s/ Phil Hathaway, By AH Equity Partners V, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (07/27/2026)
- AH Equity Partners V, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (07/27/2026)
- AH Parallel Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 3) (07/27/2026)
- AH Equity Partners IV (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (07/27/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (07/27/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (07/27/2026)
Comment: Note 1: AH Bio Fund I, L.P. for itself and as nominee for AH Bio Fund I-B, L.P.

Note 2: Andreessen Horowitz LSV Fund II, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.

Note 3: AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.